Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

June 17, 2016

VIA EDGAR AND OVERNIGHT MAIL

Ms. Kim McManus Senior Attorney U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Midland Opportunistic REIT, LLC Amendment No. 2 to

Draft Offering Statement on Form 1-A

Submitted May 24, 2016
CIK No. 0001661023

Dear Ms. McManus:

This letter is submitted on behalf of Fundrise Midland Opportunistic REIT, LLC, (the “Company”) in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 10, 2016 (the “Telephone Comment”) with respect to Amendment No. 2 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001661023) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on January 19, 2016, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing for public review the Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments as well as other revisions.

We have paraphrased the Telephone Comment in italics with the response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Kim McManus

Division of Corporation Finance

June 17, 2016

Prior Performance Summary

Our Sponsor’s Prior Investment Programs, page 120

1.	We note your disclosure in this Section and on Page A-1 regarding the average IRR for the Project Dependent Note program. Please revise your disclosure to explain how these IRRs were calculated. Please also expand your disclosure to discuss any material assumptions and the impact or significance of those assumptions.

Response to Comment No. 1

In response to the Staff’s comments, the Company has revised this disclosure in the prior performance summary and in the notes to the financial statements to explain how these IRRs were calculated. The Company has also expanded its disclosure to discuss any material assumptions and the impact or significance of those assumptions.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

  Rise Companies Corp.

Matt Schoenfeld, Esq.

  Goodwin Procter LLP